SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 26, 2014

Confidential

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Leju Holdings Limited (CIK No. 0001596856)
Draft Registration Statement on Form F-1
Response to the Staff’s Comments dated February 18, 2014

Dear Mr. Garrison, Ms. Aberg, Mr. Telewicz and Ms. Sobotka:

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 18, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

Set forth below are the Company’s responses to the comments contained in the letter dated February 18, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the audited financial statements for 2013 and related disclosure as well as other recent developments of the Company.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

*                                         *                                         *

General

1.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company respectfully advises the Staff that the Company is in the process of preparing the graphical materials and artwork that the Company intends to use in the prospectus. The Company confirms that it will provide copies of any graphical materials and artwork or include them in the subsequent amendments to its Form F-1 as soon as such materials become available.

2.                                      Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company has provided in Annex A copies of the specific portions of various industry reports supporting quantitative and qualitative business and industry data used in the Revised Draft Registration Statement. The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with copies of such written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with copies of such research report promptly.

Prospectus Cover page

4.                                      Please disclose here that you will be a “controlled company” under the corporate governance rules of the NYSE. In addition, please include a separate risk factor related to your status as a “controlled company,” discussing the risks associated with electing to not comply with certain NYSE corporate governance rules.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page and on pages 30 and 31 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

5.                                      We note your disclosure regarding your Hong Kong subsidiaries and the contractual arrangements with your VIEs in China and your inclusion of a diagram on page 60. Given your complex corporate structure, please consider including a diagram of your corporate structure in the prospectus summary as well. Please also include a brief summary of the material terms of your contractual arrangements with your PRC entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 4, 5 and 6 of the Revised Draft Registration Statement.

6.                                      To provide balance and context, please disclose that the registrant is a holding company and clarify that you conduct substantially all of your business through your PRC subsidiaries and your VIEs. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your VIEs and their shareholders fail to perform their obligations under the contractual agreements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, disclose that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE’s financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Lastly, state here, that you rely on dividends and other fees paid to you by your PRC subsidiaries and VIEs. State the amounts you have collected to date and what you may expect to collect. Disclose that this does not mean that you are able to have unfettered access to the VIEs’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among other things. Please make conforming changes to the section Corporate History and Structure.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 4, 5, 66, 67 and 68 of the Revised Draft Registration Statement.

The Offering, page 7

7.                                      We note your disclosure that ADS holders will have rights as provided in the deposit agreement. Please provide a summary of the rights afforded to ADS holders pursuant to the deposit agreement, and identify the key limitations on these rights in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement and will further update the disclosure once the Company appoints the depositary bank.

Risk Factors, page 12

Our business faces risks associated with the application …, page 15

8.                                      We note your disclosure that your Leju Loan product makes you subject to regulations related to China’s financial services sector. Please describe in more detail, here or elsewhere, the specific regulations that you face due to the Leju Loan product, and state whether you are in compliance with such regulations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 18 and 19 of the Revised Draft Registration Statement.

If we fail to obtain or keep licenses, permits, or approvals …, page 20

9.                                      Please revise your disclosure to state the specific licenses and approvals from each PRC authority that your VIEs are required to obtain and maintain relevant to their respective businesses, other than the ICP licenses. Please clarify if each VIE is up to date on all of the requirements. With respect to the annual reviews required for the ICP licenses, and any other required license, please disclose the nature of the annual reviews required and whether the relevant government authorities have your full corporate structure available for review at the time of review. Please disclose whether any government authority has expressed any opinion with respect to your corporate structure in connection with these annual reviews.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 24 of the Revised Draft Registration Statement.

10.                               We note your disclosure on page 21 that your VIEs may be required to obtain internet publication licenses and internet and network transmission video and audio program licenses. Please disclose whether your VIEs are applying, or whether they intend to apply for these licenses.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 24 of the Revised Draft Registration Statement.

Certain of our leased office premises contain defects …, page 24

11.                               Please quantify the number of leased properties that contain defects in the leasehold interests.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 27 of the Revised Draft Registration Statement.

Our PRC subsidiaries and consolidated VIEs are subject to restrictions …, page 36

12.                               Please disclose whether you have received any dividend payments or other distributions from your PRC subsidiaries, including your VIEs. In the event that you have not, disclose your reasonable expectation for future payments and the impact if such payments are not made.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 40 of the Revised Draft Registration Statement.  The Company respectfully advises the Staff that its VIEs are directly held by certain PRC individuals designated by the Company.  The Company has the right to charge the VIEs service fees pursuant to the exclusive technical support agreements entered into with the VIEs, which together with the other agreements with the VIEs and their shareholders, enable the Company to receive substantially all of the economic benefits of the VIEs.

PRC regulation of loans and direct investment by offshore …, page 36

13.                               We note your disclosure that any loans made by you to your PRC subsidiaries are subject to registrations with relevant governmental authorities in China. Please tell us whether the amounts of such loans are restricted under PRC laws. If so, please disclose the restrictions, and the specific impact that such restrictions have on the size of the loans that you may make to your PRC subsidiaries.

The Company respectfully advises the Staff that the amounts of any loans made by the Company to its PRC subsidiaries are restricted under PRC laws and cannot exceed the statutory limit, which is the difference between the amount of total investment and the amount of registered capital of each PRC subsidiary.  In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 40, 41 and 42 of the Revised Draft Registration Statement.

14.                               Please revise this risk factor to address the impact of PRC regulations governing foreign currency exchange on your ability to make loans or capital contributions. We note your disclosure on page 112 that SAFE Circular 142 may limit your ability to freely use the net proceeds from this offering to make loans or additional capital contributions to your PRC subsidiaries.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 41 and 42 of the Revised Draft Registration Statement.

Foreign ownership of the real estate agency …, page 39

15.                               We note your disclosure that although City Rehouse has not obtained approval from the PRC Ministry of Commerce, each of its subsidiaries has obtained and maintained business licenses, and none of the subsidiaries has received any notice of warning or penalties from the relevant authorities. Please revise to clarify whether the relevant government authorities had your full corporate structure available for review at the time of review.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 45 of the Revised Draft Registration Statement.

16.                               We also note your disclosure that City Rehouse and six of its subsidiaries have completed a filing with the local real estate administrative authorities in connection with their real estate agency and brokerage services. We also note your disclosure that you are in the process of making similar filings for “certain other subsidiaries of City Rehouse.” Please quantify the number of such filings you are in the process of making. Further, please quantify the number of subsidiaries of City Rehouse for which you have not made a filing with local real estate administrative authorities, and do not intend to make such filing.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 45 of the Revised Draft Registration Statement to further clarify the filing status of the Company’s relevant

PRC operating companies in connection with their real estate brokerage business. The Company respectfully advises the Staff that all the subsidiaries of City Rehouse and other applicable PRC operating companies for which the Company has not made a filing with the local real estate administrative authorities are in the process of preparing the relevant application documents and intend to make such filing as soon as practicable.

We will incur increased costs as a result of being a public company …, page 48

17.                               We note your disclosure concerning your emerging growth company status. Please revise your disclosure to describe how and when a company may lose emerging growth company status.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page and on pages 54 and 55 of the Revised Draft Registration Statement.

Use of Proceeds, page 52

18.                               Please revise your disclosure to include a brief summary of the PRC laws and regulations that restrict your ability to use proceeds from this offering to fund your PRC subsidiaries and to your consolidated VIEs. In addition, please discuss how proceeds will be used if such PRC laws and regulations prevent you from funding your operations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 40, 41, 42, 58, 124 and 125 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 58

19.                               Your disclosure here and under the headings “Regulations, page 106,” and “Taxation, page 152,” should include discussion of other material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

The Company respectfully advises the staff that the disclosure under the headings “Enforceability of Civil Liabilities,” “Regulations” and “Taxation” describes applicable regulations in jurisdictions where such regulations would be material with respect to the Company. The Company’s British Virgin Island and Hong Kong subsidiaries primarily function as intermediate holding companies and do not have material operations. The Company does not maintain an office in the British Virgin Islands.  The Company has conducted certain corporate activities in Hong Kong and also keeps the board minutes and certain books and records in Hong Kong, but it does not carry out its ordinary business operations in Hong Kong. Therefore the Company does not believe discussion of other jurisdictions is necessary under the headings “Enforceability of Civil Liabilities,” “Regulations” and “Taxation.”

Corporate History and Structure, page 60

20.                               Here or elsewhere, as appropriate, please make clear the category of each of your wholly owned PRC subsidiaries in the Catalogue for the Guidance of Foreign Investment Industries.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 66 and 67 of the Revised Draft Registration Statement to specify the category of each of the Company’s wholly-owned PRC subsidiaries and their subsidiaries (which are subject to the Foreign Investment Industrial Guidance Catalogue) in the Foreign Investment Industrial Guidance Catalogue.

Our Relationship with E-House, page 62

21.                               We note your disclosure that prior to the completion of the offering you plan to enter into a series of agreements with E-House with respect to various ongoing relationships. Please clarify whether the financial statements of Leju Holdings Limited are indicative of the terms of these agreements. To the extent they are not, please explain to us why you have not included pro forma financial information to reflect the impact of any differences that are factually supportable and will have an ongoing impact. Please clarify or revise accordingly.

The Company respectfully advises the Staff that the consolidated financial statements of the Company are indicative of the terms of these agreements. Specifically, the Company entered into five agreements with E-House prior to the offering, namely: (1) Master Transaction Agreement, (2) Offshore Transitional Services Agreement, (3) Onshore Transitional Services Agreement, (4) Non-competition Agreement, and (5) Onshore Cooperation Agreement.  The above agreements establish a conceptual framework for the ongoing relationship between the Company and E-House and do not provide any detailed financial terms, but rather clarify the nature and type of corporate support services to be provided by E-

House. The Company anticipates that the allocation methodology for the corporate support services in future periods will be the same as that have been applied with respect to historical periods included in the consolidated financial statements.  The types of corporate support services as well as the basis for allocation have been disclosed in Note 1 Organization and Principal Activities and Note 13 Related Party Balances and Transactions to the financial statements.

Based on the considerations set forth above, the Company considers that pro forma financial information is not necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Critical Accounting Policies, page 76

Variable Interest Entities, page 78

22.                               Please enhance your disclosure to include the following additional information as it relates to your variable interest entities:

•                  Disclose information that allows investors to evaluate the nature of the assets held by, and operations of, entities apart from the consolidated VIEs. Information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIEs.

•                  Describe how cash is transferred to the PRC subsidiaries and/or VIEs, and conversely, how earnings and cash are transferred from the PRC subsidiaries and/or VIEs to offshore companies.

•                  Describe restrictions that impact the ability to transfer cash within the corporate structure.

•                  Disclose the amount of cash held in USD and RMB for the periods presented in the financial statements.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 84 and 85 of the Revised Draft Registration Statement.

Business, page 95

Websites, page 98

23.                               We note your disclosure that you outsource the operation of some local websites to third parties. Please quantify the number of local websites that you outsource to third parties to operate. In addition, we note that you intend to use proceeds from this offering to convert outsourced operations to direct operations in select cities. Please revise your disclosure to identify the cities or markets in which you intend to convert to direct operations.

In response to the Staff’s comment, the Company has included the referenced disclosure quantifying the number of local websites it outsources on page 109 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it identifies cities to convert to direct operations on an ongoing basis and that therefore at this time the Company is unable to identify with certainty the cities where it intends to convert outsourced websites to directly operated websites using a portion of the proceeds of this offering.  The Company’s priority in the foreseeable future is to convert outsourced local operations in approximately 30 smaller cities in various provinces in China, to direct operations.  The Company has supplemented the disclosure on page 58 and 109 of the Revised Registration Statement in response to the Staff’s comment.

24.                               We also note that you intend to use proceeds from this offering for geographic expansion. Please identify here, or elsewhere as appropriate, the specific markets or cities in which you intend to expand. In addition, please clarify whether you intend to operate local websites in these new markets, or whether you intend to outsource to third parties.

Please refer to the Company’s response to comment #23 above.  In response to the Staff’s comment, the Company has supplemented the disclosure on pages 58 and 109.

Mobile Applications, page 98

25.                               Please revise your disclosure to discuss your intellectual property rights with respect to the mobile applications. Please include a risk factor to the extent that you have not acquired such rights.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 22, 23, 115 and 116.

Discount Coupons, page 99

26.                               Please provide disclosure, tabular or otherwise, as to the expiration dates for the discount coupons that are currently outstanding.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 110 and 111 of the Revised Draft Registration Statement.

Leju Loan, page 100

27.                               Please revise your disclosure to discuss how you earn revenue from your Leju Loan product.

The Company respectfully advises the Staff that it does not earn revenue from the Leju Loan product and that it introduced the product for the purpose of making its platform more attractive for both developers and home purchasers. The Company has revised the referenced disclosure on page 111 of the Revised Draft Registration Statement to clarify this point.

Home Furnishing, page 100

28.                               We note your disclosure concerning your agreement with Jing Dong. Please revise to explain how this agreement enhanced access to your jiaju.com website.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 111 and 112 of the Revised Draft Registration Statement.

Online Advertising, page 101

29.                               We note your disclosure concerning your revenues generated from advertising services. Please break out these figures to indicate the percentage of revenues that were generated from advertising services provided on SINA websites, Baidu websites, and your local websites. We note your disclosure on page 124 regarding your revenues from providing online advertising services to SINA.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 112 and 113 of the Revised Draft Registration Statement.  The Company respectfully advises the staff that the Company does not derive material advertising revenues from advertising on websites other than SINA websites and Baidu websites.

Brand Promotion, page 102

30.                               Please discuss how members join the Leju Membership Club and if there is a membership fee or any other dues.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 113 of the Revised Draft Registration Statement.

Regulation, page 106

31.                               Please revise the disclosure in this section to specifically discuss how each regulation affects your operations. In addition, we note your disclosure on page 106 that this section sets forth a summary of “certain” significant PRC regulations. Please confirm that this section addresses all material PRC regulations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 117 and throughout the “Regulation” section of the Revised Draft Registration Statement.

32.                               Please include discussion of the labor and M&A laws disclosed in your risk factors on pages 22 and 35, as necessary.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 123, 124 and 127 of the Revised Draft Registration Statement.

Committees of the Board of Directors, page 116

33.                               We note that you will establish a compensation committee. Please revise your disclosure to provide details relating to the compensation committee, including the names of the committee members and a summary of the terms of reference under which the committee will operate. Refer to Item 6.C.4 of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 130 of the Revised Draft Registration Statement.

Principal and Selling Shareholders, page 121

34.                               Please include information on the selling shareholders consistent with Item 4(a) of Form F-1 and Item 9.D of Form 20-F with your next amendment.

The Company respectfully advises the Staff that the only selling shareholder in the offering will be the Company’s sole shareholder and parent company, E-House (China) Holdings Limited, which is a reporting company under the Exchange Act and listed on the NYSE. Please refer to the revised disclosure on page 134 of the Revised Draft Registration Statement. The Company confirms that it will disclose the number of securities sold in the offering by the selling shareholder when the information is available.

35.                               Please identify the natural person(s) with voting and investment power of the shares held by E-House.

The Company respectfully advises the Staff that the selling shareholder, E-House is a reporting company under the Exchange Act and listed on the NYSE, and that information with respect to the shareholding in E-House is publicly available. The shareholding in E-House is widely held and there is no natural person who controls E-House.  In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement.

Related Party Transactions, page 122

Loans Outstanding, page 122

36.                               We note your disclosure that E-House made loans to you in prior years to fund capital injections into your PRC subsidiaries and that such loans were waived pursuant to a release agreement entered into in January 2014. Further, we note that these loans have been recorded as capital contributions on the loan origination date. Please tell us the accounting guidance relied upon to retroactively account for the release agreement.

The Company respectfully advises the Staff that these loans were waived as part of the carve-out transaction and were considered for the origination and capitalization of the Company. Although the legal document was signed in January 2014, this was deemed administratively perfunctory as the waiver was contemplated and executed as an integrated part of the reorganization transaction in December 2013 and therefore has been accounted for as part of the carve-out transaction.

The waived loans were intercompany loans historically provided by E-House to COHT, Omnigold, and E-House Tianjin in order for these entities to fund the required capital investments in their respective PRC subsidiaries. These loans were non-interest bearing and had no stated maturity. In accordance with the guidance in ASC 830-20-35-3b, which defines a long-term-investment as “settlement is not planned or anticipated in the foreseeable future”, they were considered long-term-investment in nature and recorded as investments in subsidiaries by E-House. As part of the reorganization, E-House transferred such investments to the Company in the legal form of waived loans.

The carve-out transaction was accounted for as a reorganization under common control and retroactively reflected as a change in the reporting entity pursuant to ASC 505-60-S99-1, which states, in part (emphasis added):

However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by Statement 131.

For a reorganization under common control, ASC 805-50-45-5 requires that financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

In addition, the financial reporting requirements of ASC 250-10-45-21 for a change in reporting entity require that: When an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods.

In absence of other clear authoritative guidance, the Company has applied the above guidance by analogy. Due to the nature of capital investment, the waived loans were reflected as a capital contribution from E-House in the Company’s consolidated statements of changes in equity and were reflected as of the date such loans were originally made by analogy to the guidance on reorganization under common control and change in reporting entity.

The Company considers such accounting treatment appropriate and consistently reflects the substance of the transactions for all periods presented in the carve-out financial statements and believes that will be most useful to the users of the financial statements.

The Company has provided additional disclosure in Note 1 to the consolidated financial statements on page F-9.

Contractual Arrangements with Beijing Leju ..., page 124

37.                               We note your disclosure that your contractual arrangements with your VIEs continue indefinitely unless terminated. Please revise to describe the ways in which these contractual arrangements may be terminated by each party.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 138, 139 and 140 of the Revised Draft Registration Statement.

38.                               Please tell us whether your PRC legal counsel will opine on the legality of your ownership structure under PRC laws and regulations. In addition, please tell us whether your PRC legal counsel will opine on the validity of your contractual arrangements with your VIEs. If so, please disclose your counsel’s opinion here.

The Company respectfully advises the Staff that its PRC legal counsel will opine on both the legality of our ownership structure under PRC laws and regulations and the validity of our contractual arrangements with our consolidated VIEs.  In response to the Staff’s comment, the Company has revised the referenced disclosure on page 140 of the Revised Draft Registration Statement.

Voting Rights, page 128

39.                               We note your disclosure that your post-offering amended and restated memorandum and articles of association will include provisions giving weighted voting rights to specific shareholders. Please revise your disclosure to discuss these provisions in greater detail.

The Company respectfully advises the Staff that its post-offering amended and restated memorandum and articles of association will not include provisions giving weighted voting rights to specific shareholders. Please see the revised disclosure on page 142 of the Revised Draft Registration Statement.

People’s Republic of China Taxation, page 152

40.                               We note your disclosure that you do not believe that you meet the conditions of Circular 82. Please revise your disclosure to specify which provisions you do not believe that you meet.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 166 of the Revised Draft Registration Statement.

Financial Statements

General

41.                               We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.                                      How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company is headquartered in Beijing, China and currently has offices in over 53 cities in China where it maintains its operating network. All financial closing and reporting functions under U.S. GAAP are centrally handled by the financial department at the Company’s headquarters in Beijing.

Control procedures performed at each location are subject to unified written internal control guidance which is timely reviewed and maintained by the internal audit team, and standard templates and checklists for internal control testing are also strictly used at each location for control consistency. Annual training and quarterly conference meetings are provided by the internal audit team to personnel with responsibility for internal control, which can help such personnel in each location to understand guidance and solve daily issues they encounter. Internal control over financial reporting is standardized among the Company’s subsidiaries and VIEs using this methodology.

Internal control over financial reporting (“ICFR”)

The Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control-Integrated Framework (1992), which includes five key components of the control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s internal control over financial reporting is designed and implemented to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

These controls include policies and procedures relating to both entity-wide processes and activities and controls over detailed processes.

Control Environment: On the entity-wide control, the Company establishes the “tone at the top” by demonstrating a commitment to character, integrity, and high ethical values through attitudes and actions. The Company has adopted a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the board of directors. Currently the Company is governed by the E-House audit committee. An actively involved audit committee of E-House understands and exercises oversight responsibility over financial reporting and the internal control over financial reporting process. The E-House audit committee meets with senior management including the Executive Director, acting Chief Financial Officer (“CFO”), deputy Financial Controller and E-House’s CFO at least once each quarter to discuss the treatment of significant unusual transactions, areas subject to management estimation, and the status of the ICFR evaluation. The Company retains individuals competent in financial reporting and related oversight roles. In addition, for anti-fraud purposes, the Company has also established whistle blowing procedures, which include a hotline and an email account monitored by the internal audit staff, to exclusively receive any complaints regarding potential fraud activities. Any noncompliance would be reported directly to the audit committee by the internal audit department.

Risk Assessment: The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. The Company has policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including the risks of material misstatement in significant accounts and related potential errors in the financial statements and other disclosure. Management uses the top  down approach to assess the risks relating to ICFR. Management first assesses the risk at the financial statement level based on the latest financial statements, and then assesses the risk at the account and relative assertions level. Each month, high level management meetings are held to discuss current business developments, sales status, and operational risks and other factors relevant to the Company. Risks from the latest financial statements and business update will be identified during the meeting to ensure the completeness of risk identification. The Chief Executive Officer (the “CEO”), Executive Director, acting CFO, vice presidents (“VPs”), deputy financial controller and E-House’s internal audit team participate in such meetings. All VPs meet the management team of each location before the high level management meeting to complete risk evaluation questionnaires or hold risk evaluation discussion meetings at the operational level. The financial team and internal audit team establishes new policies to address new risks if any new risk factors are identified and submit these policies for CEO and acting CFO approval. In addition, industrial risks or business risks are discussed during board meetings or communicated regularly among board members and senior management if necessary.

Control Activities: All the business cycle control procedures are applied to all subsidiaries and VIEs of the Company wherever located to ensure unity and integrity of the operation. Under such condition, business control procedures relating to financial reporting control objectives are standardized among different subsidiaries and VIEs. Control procedures performed at each location are subject to unified written internal control guidance which is reviewed on a timely basis and maintained by the E-House internal audit team and standard templates and checklists for internal control testing are also strictly used at the location level for control consistency. Although the Company has offices at different locations, all financial closing and reporting functions under U.S. GAAP are centrally handled by the financial department at the Company’s headquarters in Beijing. Accounting work includes booking, account settling, and financial statements generation, all of which are reviewed and double-checked by relevant senior staff. The financial department completes the work of closing accounts at the end of each month by using the unified financial closing checklist, which is applied to all subsidiaries and VIEs, to ensure that all required procedures for financial closing are implemented in the financial closing stage. The quarterly and annual financial reports are reviewed by the acting CFO (as defined below) and E-House’s CFO.

Information and communication: Furthermore, a wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems to the appropriate individuals on a timely basis. Different subsidiaries, VIEs and departments communicate freely and timely under the existing information system. The Company performs a separate assessment of information technology controls, mainly related to three areas: change management, access management, and computer operations. Information is gathered from and disseminated to the appropriate people on a timely basis through regular executive staff meetings and financial team meetings. Management has responded adequately to the risks arising from information technology by establishing and following effective general computer controls and application controls, as well as detail process controls.

Monitoring: Finally, the Company monitors internal control systems to assess the effectiveness of its internal control performance over time. The Company’s management assesses the design and operation of controls on an annual basis and takes necessary corrective actions modified for changes in conditions. The management accomplishes monitoring of controls through ongoing activities, separate evaluations, or a combination of the two. The internal audit department raises questions to different department heads for any deficiencies noted in internal control during daily work. Proper feedback and corrective action has been taken depending on the decision of executives with proper authority. The scope and frequency of separate evaluations of our internal control will be modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures.

Evaluation and assessment of internal control over financial reporting

The Company’s management adopted a top-down risk assessment (“TDRA”) framework to determine the scope and required evidence to support management’s testing of the Company’s internal controls under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”), which is part of the SOX 404 requirement of E-House.

The management follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the management team uses qualitative and quantitative risk factors to focus the scope of the SOX 404 assessment effort and determine the evidence required. Key steps include:

1.                                      identifying significant financial reporting elements (accounts or disclosures),

2.                                      identifying material financial statement risks within these accounts or disclosures,

3.                                      determining which entity-level controls would address these risks with sufficient precision,

4.                                      determining which transaction-level controls would address these risks in the absence of precise entity-level controls, and

5.                                      determining the nature, extent, and timing of evidence gathered to complete the assessment of in-scope controls.

The Company currently shares an internal audit department with E-House and plans to set up its own internal audit team once it becomes a public company. There are thirteen staff in the E-House internal audit department, including one director, one deputy director and two managers. All locations of the Company are classified as Tier 1 or Tier 2 according to the significance of financial impacts after considering both quantitative and qualitative analyses. The internal audit team also creates a detail testing plan of field visits to cover all Tier 1 locations each year and cover all Tier 2 locations every 3 years under a rotation plan. The rotation plan is reassessed each quarter. Remediation or corrective actions are required timely to deal with any findings noted during the ongoing monitoring procedures.

The internal audit department reports directly to the Audit Committee of E-House. The manager of the internal audit department has access to senior management, including acting CFO, Executive Director and the CEO. The internal auditors possess and retain full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments. The Company’s management team delegated to the internal audit department the responsibility of planning and conducting audits over the control activities to assist with the management assessment of controls. The internal audit department updates the audit plan on a quarterly basis, taking into account management’s risk assessment and performs tests of the internal control over financial reporting throughout the year in order to assess the design, implementation and operating effectiveness of the of the internal controls over the financial reporting process.

The internal audit department documents how it has interpreted and applied TDRA to arrive at the scope of controls tested. In addition, the sufficiency of evidence required (i.e., the timing,

nature, and extent of control testing) is based upon the internal auditors’ professional judgment. The internal audit department communicates with the audit committee of E-House and the management of the Company on any identified deficiency, and retests the remediated controls implemented by the management team if applicable. Accordingly, such findings and the relevant responses of management are reported to the audit committee of E-House and the board of directors. With an independent internal audit function, all five key components of the internal control over financial reporting are effectively monitored and implemented across the Company.

b.                                      How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company respectfully advises the Staff that the Company maintains its books and records in accordance with U.S. GAAP. The Company maintains the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(1)                                 The Company developed its significant accounting policies under U.S. GAAP based on the nature of its business for the purpose of preparing its consolidated financial statements under U.S. GAAP. In addition, the Company aligned its significant accounting policies to be consistent with the accounting policies adopted by E-House, which also prepares and reports its financial results in accordance with U.S. GAAP. The Company will also make supplemental guidance if there are unusual or complex transactions identified or new accounting guidance is released. The financial team will also use the online U.S.

GAAP checklist and SEC checklist from Deloitte as tools in addition to the accounting manual.

(2)                                 The Company has formulated an accounting manual in accordance with U.S. GAAP (the “Accounting Manual”), which provides guidance on the application of these accounting policies for day-to-day business transactions. The Accounting Manual is reviewed and updated annually by the financial reporting team, to reflect updates in the accounting literature as well as changes in the Company’s operations.

(3)                                 The accountants prepare accounting entries for transactions they are responsible for, following the accounting policies and accounting manual under U.S. GAAP, based on the financial data in the information systems and the review of the underlying supporting documents. The supervisors perform a quality control review on the journal vouchers including an assessment of the appropriateness of the accounting treatment. The account reconciliations are reviewed by the deputy financial controller.

(4)                                 The deputy financial controller and the acting CFO review the consolidated financial statements to ensure the completeness, accuracy and adequacy of disclosures.

(5)                                 In addition to the controls to ensure the proper accounting treatment under U.S. GAAP for routine business transactions, the Company has controls which ensure proper U.S. GAAP accounting for new, non-routine and complex transactions. Executive management meeting minutes, which document the discussion on key business updates and initiatives amongst the CEO, Executive Director, acting CFO and other senior management are sent to the financial team for U.S. GAAP accounting analysis. This provides the financial team with access to knowledge of significant new transactions before the relevant new business initiatives are executed. Subsequently, the deputy financial controller and the financial reporting team, in conjunction with the acting CFO, determine the appropriate U.S. GAAP treatment for such transactions based on a review of underlying documentation and discussions with the relevant members of operating management.

(6)                                 As a subsidiary of E-House (which is a reporting company under the Exchange Act and files its consolidated financial statements under U.S. GAAP), the Company has been subject to inter-company reporting to E-House in regards to its quarterly financial reporting and annual financial reporting starting from its incorporation. Specifically, the Company has to submit to E-House the consolidated financial statement schedules such as consolidated balance sheets, consolidated statements of comprehensive income/loss prepared under U.S. GAAP (“consolidated financial statement schedules”) on a quarterly basis. The consolidated financial statement schedules are reviewed by the Company’s deputy financial controller and E-House’s financial reporting team on a timely basis. The regular inter-company reporting to E-House works as a control to prevent and detect on a timely basis, improper recording in accordance with U.S. GAAP of activities conducted and transactions consummated.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the core reporting team possesses, the management of the Company believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

c.                                       What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•                  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                  what relevant education and ongoing training he or she has had relating to U.S. GAAP; the nature of his or her contractual or other relationship to you;

•                  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•                  the name and address of the accounting firm or organization;

•                  the qualifications of their employees who perform the services for your company;

•                  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                  how many hours they spent last year performing these services for you; and

•                  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•                  why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                  how many hours they spent last year performing these services for you; and

•                  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company has assembled a competent accounting and financial team to prepare the financial statements and evaluate the effectiveness of its internal control over financial reporting. This team has adequate knowledge of U.S. GAAP and SEC rules and regulations. The Executive Director and acting CFO, supported by the deputy financial controller, senior financial manager and E-House financial team, lead the Company’s accounting and financial function and are responsible for the quality of the Company’s financial statements prepared under U.S. GAAP and the effectiveness of the Company’s internal control over financial reporting. The Company also plans to hire additional experienced personnel to enhance its independent accounting resources.

Initial U.S. GAAP knowledge:

The Executive Director of the Company received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. He had investment banking experience and U.S. GAAP working experience at other foreign private issuers prior to joining E-House. He also acts as an independent director and a member of audit committee for other foreign private issuers. He successfully led the initial public offering (“IPOs”) of shares of E-House and China Real Estate Information Corporation (“CRIC”) in 2007 and 2009, respectively.

E-House’s CFO received bachelor’s degree in Economics from Wellesley College and an MBA in Finance from Columbia Business School. She had investment banking working experience prior to joining E-House. She also acts as an independent director and a member of the audit committee for another foreign private issuer. She was a key member associated with the CRIC IPO in 2009.

The acting CFO of the Company, E-House’s Financial Controller, E-House’s Deputy Financial Controller, and E-House’s Financial Reporting Managers were all previously with Ernst & Young. They have attended U.S. GAAP training at Ernst & Young to obtain U.S. GAAP knowledge. They have experience in preparing E-House’s U.S. GAAP Financial Statements for the past five years.

U.S. GAAP updates:

To ensure that the Company’s accounting and financial team stay abreast of the latest developments in U.S. GAAP and the SEC rules and regulations, the Company has established the following framework for its team to receive updates on U.S. GAAP and the SEC rules and regulations:

•                  Key financial reporting team members of the Company and E-House and internal audit of E-House participate in the U.S. GAAP and SEC rules and regulations update trainings provided by the “Big Four” public accounting firms and other professional institutions in China from time to time. These trainings have specifically focused on revenue recognition, VIEs, business combinations, investments, impairment of long-lived assets, goodwill, loss contingency disclosures and other updates on U.S. GAAP and SEC regulations. In addition, the team obtains financial reporting briefs on U.S. GAAP and regulations published by a “Big Four” public accounting firm on a quarterly basis;

•                  Key financial reporting team members of the Company and E-House and internal audit team of E-House attend ad-hoc online training courses on accounting standards and other related topics, quarterly webcasts on latest accounting and reporting updates, and reading of monthly accounting and auditing news;

•                  Key financial reporting team members of the Company and E-House and internal audit of E-House visit the websites of SEC, PCAOB and FASB from time to time to obtain and digest updates, and latest financial reporting manuals and publications relating to U.S. GAAP, and SEC rules and regulations. The financial reporting team of the Company and E-House and internal audit team of E-House also regularly visit and perform research in U.S. GAAP databases within the Deloitte Technical Library, which the Company subscribes to;

•                  Key financial reporting team members of the Company and E-House also prepare the US GAAP accounting manual and updates annually. The accounting manual is used as the training materials during internal training sessions. After participating in the external trainings and visiting the various professional and regulatory websites, the team members of the financial reporting team of the Company and E-House and internal audit of E-House who attended the training will share the training materials with the whole financial team, educating them on the key takeaways and answer their questions through internal training sessions or other informal means.

The training described above is collectively referred as the “Update Trainings”.

The key financial reporting related personnel include:

•                  Executive Director

•                  Acting CFO

•                  Deputy Financial Controller

•                  Senior Financial Manager

•                  E-House CFO

•                  E-House Financial Controller

•                  E-House Deputy Financial Controller

•                  E-House Financial Reporting Managers (5 people)

•                  E-House Internal Audit Director

•                  E-House Deputy Internal Audit Director

The respective roles of the accounting and finance team members, their relevant education and ongoing training relating to U.S. GAAP, professional designation, and professional experience are described below:

(1)                                 Executive Director

a)                                     Roles:

We expect to appoint our Executive Director in March 2014.  The Executive Director’s roles are to manage, direct and supervise, our business affairs, including (i) supervise the acting CFO, and (ii) review the Company’s financial statements to ensure that transactions are recorded in accordance with the Company’s accounting manual, accounting policies, U.S. GAAP, SEC rules and regulations.

b)                                     Relevant education and ongoing training:

The Executive Director received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the

Massachusetts Institute of Technology. The Executive Director participates in the Update Trainings as described above.

c)                                      Professional designation:

Chartered Financial Analyst (“CFA”)

d)                                     Professional experience:

He is expected to be appointed as our Executive Director in March 2014. He has been E-House’s Chief Operating Officer from April 2012, and was E-House’s chief financial officer from November 2006 to April 2012. Prior to joining E-House, he served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, he served as an Executive Director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. He was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. He is an independent director and the audit committee chairman of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, independent director and member of audit committee of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ and independent director and member of audit committee of 51job, Inc., a human resource service provider listed on NASDAQ.

(2)                                 Acting CFO

a)                                     Roles:

The acting CFO’s roles are to: (i) supervise the accounting and financial team of the Company, (ii) review the Company’s financial statements to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies and (iii) take ultimate responsibility over the quality of the Company’s consolidated financial statements prepared under U.S. GAAP, SEC rules and regulations, and the effectiveness of its internal control over financial reporting.

b)                                     Relevant education and ongoing training:

The acting CFO received a bachelor’s degree from Shanghai University of Finance and Economics. The acting CFO participates in the Update Trainings as described above. He attended the U.S. GAAP training provided by the “Big Four” for at least 48 hours (8 times, 4 to 8 hours per time) each year.

c)                                      Professional designation:

None

d)                                     Professional experience:

The acting CFO has served as the Company’s co-president and acting CFO since January 2014. He has over 13 years of experience in auditing and various finance and accounting management roles. He has served as the deputy chief financial officer of E-House since January 2014 and was E-House’s financial controller from August 2007 to December 2013. From August 2000 to July 2007, he was financial controller of E-House’s subsidiary Shanghai Real Estate Sales (Group) Co., Ltd. Before joining E-House, he was a senior auditor at Ernst & Young.

In 2007, he led the accounting team of E-House during its initial public offering process as the E-House financial controller.

(3)                                 Deputy Financial Controller

a)                                     Roles:

The Deputy Financial Controller’s roles are to: (i) assist the acting CFO in accounting matters, (ii) supervise the senior financial managers in the preparation of all the Company consolidated financial statements and financial disclosures under U.S. GAAP and related rules and regulations, (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, (iv) participate in management meetings for the purpose of identifying potential accounting issues and educate the financial managers on the key takeaways.

b)                                     Relevant education and ongoing training:

Bachelor degree from Shandong Institute of Business And Technology. Deputy financial controller participates in the Update Trainings as described above.

c)                                      Professional designation:

Intermediate Accounting certification

d)                                     Professional experience:

The Deputy Financial Controller joined the Company in May 2008. She has been acting in her current capacity since April 2011 and was senior financial manager of the Company before then. Prior to joining the Company, she had over nine years of experience in various finance and accounting management roles in several companies.

(4)                                 Senior Financial Manager

a)                                     Roles:

The Senior Accounting Manager’s roles are to: (i) assist the deputy financial controller in accounting matters; (ii) supervise the accounting and financial team of the Company, (iii) review all the financial statements of the subsidiaries of the Company prepared according to U.S. GAAP to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies, and (iv) perform U.S. GAAP research and prepare accounting memos for Deputy Financial Controller to review for unusual and complex transactions.

b)                                     Relevant education and ongoing training

Bachelor degree in accounting from Xi’an Jiao Tong University. She participates in the Update Trainings as described above.

c)                                      Professional designation:

Intermediate Accounting certification and member of the Chinese Institute of Certified Public Accountant (“CICPA”).

d)                                     Professional experience:

She has been acting in her current capacity since October 2010 and was accounting manager of the Company prior to October 2010. Prior to joining the Company, she had over seven years of experience in various finance and accounting management roles in several companies.

(5)                                 E-House CFO

a)                                     Roles:

E-House CFO’s roles are to: (i) supervise the accounting and financial team of E-House and Leju, (ii) review E-House and its segments’ financial statements to ensure that transactions are recorded in accordance with the accounting manual and accounting policies and (iii) take ultimate responsibility over the quality of E-House’s consolidated financial statements prepared under U.S. GAAP, SEC rules and regulations, and the effectiveness of its internal control over financial reporting.

b)                                     Relevant education and ongoing training:

E-House CFO received a bachelor’s degree in Economics from Wellesley College and an MBA in Finance from Columbia Business School. E-House’s CFO participates in the Update Trainings as described above.

c)                                      Professional designation:

None

d)                                     Professional experience:

She has served as E-House’s CFO since April 2012. She served as the CFO of CRIC from August 2009 to April 2012. CRIC was listed in NASDAQ from 2009 to 2012 using U.S. GAAP. Prior to joining CRIC, she was a research analyst at Sutton Brook Capital Management LP, a hedge fund based in New York since 2005. She served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, she was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York.

She is an independent director and audit committee member of China Cache International Holdings Ltd., an internet content and application delivery service provider listed on NASDAQ.

Her U.S. GAAP experience mainly included:

•                  Conducting the review of the consolidated financial statements of E-House, CRIC and Leju and other segment reports to ensure the transactions are recorded in accordance with U.S. GAAP;

•                  Reviewing critical accounting estimates and accounting policies in accordance with U.S. GAAP;

•                  Reviewing accounting research and analysis for new and/or complex transactions under U.S. GAAP and communicating routinely with external auditors on U.S. GAAP issues.

(6)                                 E-House Deputy Financial Director

a)                                     Roles:

E-House’s Financial Controller’s role are to: (i) assist the E-House CFO and the Company’s acting CFO in accounting and financial reporting matters, (ii) supervise the deputy financial controller, financial reporting managers and accounting manager in the preparation of consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations, (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, (iv) participate in management meetings for the purpose of identifying potential accounting issues.

b)                                     Relevant education and ongoing training:

Bachelor’s degree in accounting from Shanghai University of Finance and Economics. She participates in the Update Trainings as described above She attends U.S. GAAP training provided by “Big 4” accounting firms for at least 48 hour each year.

c)                                      Professional designation:

Member of the CICPA and passed all the exam of Certified General Accountants Association of Canada (“CGA”).

d)                                     Professional experience:

E-House’s Financial Controller joined E-House in May 2009. From May 2009 to July 2011, she severed as E-House’s deputy financial controller. During that period, she led the financial reporting team to deal with the CRIC IPO in 2009 and reported directly to E-House’s financial controller. From July 2011, she led the financial reporting team and reports directly to the E-House CFO. Prior to join in E-House, she spent four years in Ernst & Young and was involved in various aspects of the review and audit of listed companies from diversified industries.

(7)                                 E-House Deputy Financial Controller

a)                                     Roles:

E-House’s Deputy Financial Controller’s role are to: (i) assist E-House financial controller in accounting and financial reporting matters, (ii) supervise the financial reporting managers and accounting managers in preparation of consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations, (iii) review consolidated financial information package provided by Leju, (iv) prepare financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, (v) participate in management meetings for the purpose of identifying potential accounting issues, (vi) perform U.S. GAAP research and prepare accounting memo for E-House financial controller to review for unusual and complex transactions.

b)                                     Relevant education and ongoing training:

Bachelor’s degree in auditing from Nanjing Auditing University. She participates in Update Trainings as described above. She attends the U.S. GAAP training provided by the “Big 4” accounting firms for at least 48 hours each year.

c)                                      Professional designation:

Member of the CICPA and the Association of Chartered Certified Accountants (“ACCA”).

d)                                     Professional experience:

E-House’s Deputy Financial Controller joined E-House in June 2010. She has served as the deputy financial controller since January 2012 and has served as the E-House financial reporting manager from June, 2010 to January 2012. Prior to joining E-House, she spent one year as an internal auditor at Bunge (Shanghai) Management Company Ltd (“Bunge”), whose parent company is listed on the NASDAQ. She spent two years at Ernst & Young before joining Bunge and was involved in various aspects of audit of listed companies from diversified industries.

(8)                                 E-House Financial Reporting Managers (five people)

a)                                     Role:

E-House’s Financial Reporting Managers’ role is to: (i) assist E-House’s deputy financial controller in accounting and financial reporting matters, (ii) review the financial statements and financial disclosure of each segment under U.S. GAAP and related SEC rules and regulations, (iii) assist E-House’s deputy financial controller in preparing consolidated financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, and (iv) participate in management meetings for the purpose of identifying potential accounting issues.

b)                                     Relevant Education and Ongoing Training, Professional Designation, and Professional Experience:

Please refer to the summary table below:

Staff	Relevant Education	Professional designation	Professional experience
Manager A	Bachelor degree in accounting from Shanghai University of Finance and Economics	Member of the CICPA and ACCA	She has served as the E-House Financial Reporting Manager since June 2010. Prior to joining E-House, she spent two

Staff	Relevant Education	Professional designation	Professional experience
years in the assurance services group of Ernst & Young

Manager B	Bachelor degree in Investing Economics from Shanghai University of Finance and Economics	Member of the CICPA	She has served as the E-House Financial Reporting Manager since January 2011. Prior to joining E-House, she spent 2.5 years in the assurance services group of Ernst & Young

Manager C	Bachelor degree in International Financing from Shanghai University of Finance and Economics	Member of the CICPA	She has served as the E-House Financial Reporting Manager since April 2011. Prior to joining E-House, she spent three years in the assurance services group of Ernst & Young

Manager D	Bachelor degree in accounting from Shanghai University of Finance and Economics	Member of the CICPA	She has served as the E-House Financial Reporting Manager since December 2010. Prior to joining E-House, she spent two years in the assurance services group of Ernst & Young

Manager E	Bachelor degree in accounting from Shanghai University of Finance and Economics	Member of the CICPA	She has served as the E-House Financial Reporting Manager since December 2013. Prior to joining in E-House, she spent 4.5 years in the assurance services group of Ernst & Young

All of the E-House Financial Reporting Managers participate in the Updated trainings as described above. They attend U.S. GAAP training presented by the “Big 4” accounting firms for at least 48 hours each year.

(9)                                 E-House Internal Audit Director

a)                                     Roles:

The E-House Internal Audit Director conducts the Company’s internal audit function and is responsible for: (i) evaluating and testing the effectiveness of the E-House’s internal control over financial reporting, including Leju, (ii) performing the evaluation and testing of E-House’s internal control over financial reporting according to SOX 404 compliance instructions, including Leju, and (iii) leading E-House’s internal audit department on matters relating to E-House’s internal control over financial reporting, including status of E-House SOX 404 compliance and other internal audit functions.

The Internal Audit Director reports to the E-House Audit Committee.

b)                                     Relevant education and ongoing training:

Bachelor degree of Accounting from Shanghai University of Finance and Economics. E-House Internal Audit Director participates in the Update Trainings described above. She attended U.S. GAAP training while working at PricewaterhouseCoopers to develop U.S. GAAP knowledge.

c)                                      Professional designation:

ACCA and Certified Internal Auditor (“CIA”)

d)                                     Professional experience:

The E-House Internal Audit Director has seventeen years working experience related to audit and financial accounting which include at least fourteen years performing internal audits. She joined E-House in June 2008. Prior to joining E-House, she worked in Linktone Consulting Co. Ltd. (NASDAQ:LTON) for two years as manager of the internal audit department. Before Linktone, she worked at PricewaterhouseCoopers & Arthur Andersen for six years as a senior auditor.

(10)                          E-House Deputy Internal Audit Director

a)                                     Roles:

E-House’s Deputy Internal Audit Director is responsible for evaluating and testing the effectiveness of E-House’s internal control over financial, including the Company. The responsibilities of the Internal Audit Deputy Internal Audit Director are to perform the evaluation and testing of the E-House’s internal control over financial reporting on an annual basis according to E-House’s SOX404 compliance instructions.

b)                                     Relevant education and ongoing training:

Double Bachelor’s degree in both computer Science and Technology and English Language and Literature of Sun-Yat Sen University, Guangzhou. E-House’s Deputy Internal Audit Director participated in the Update Trainings as described above. She attended U.S. GAAP training while working at PricewaterhouseCoopers to develop U.S. GAAP knowledge.

c)                                      Professional designation:

CIA and Certified Information System Auditor (“CISA”).

d)                                     Professional experience:

E-House’s Deputy Internal Audit Director has been acting in her current capacity since October 2010. Before joining E-House, she had worked at the

Risk & Controls Solutions department of PricewaterhouseCoopers for six years focusing on internal control audits.

The Company also respectfully advises the Staff that the team members referenced above are all full-time employees of the Company or E-House. Each has an employment agreement with the Company or E-House. For the services provided by E-House staff, related costs have been allocated to the Company. Furthermore, the Company has not retained an accounting firm or other similar organization to prepare its financial statements or evaluate its internal controls over financial reporting.

d.                                      Please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

The Company respectfully advises the Staff that the Company does not have its own audit committee yet. The audit committee will be set up before the completion of this offering. As a subsidiary of E-House, the Company currently reports to the E-House audit committee on a quarterly basis.

The financial expert of the E-House audit committee, Mr. Bing Xiang, has obtained significant knowledge on U.S. GAAP through two primary sources:

First, Mr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Mr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. He gained knowledge of U.S. GAAP through his academic research on accounting theories and practices. He received a Ph.D. degree in accounting from the University of Alberta, studying advanced accounting. He has been conducting continuous research on management accounting. Furthermore, he has authored and presented several essays in various international academic seminars on the issues of U.S. corporations regarding financial management and investment, all of which are in line with U.S. GAAP.

Secondly, Mr. Xiang served as an independent audit committee member of Perfect World Co., Ltd., an online game developer and operator listed on NASDAQ (“Perfect World”), and HC International, Inc., Dan Form Holdings Co., Ltd., Enerchina Holdings Ltd., Sinolink Worldwide Holdings Ltd., China Dongxiang (Group) Co., Ltd., Longfor Properties Co., Ltd. and Peak Sport Products Co., Limited, all listed on the Hong Kong Stock Exchange, and Shaanxi Qinchuan Machinery Development Co., Ltd. and Yunnan Baiyao Group Co., Ltd., both listed on the Shenzhen Stock Exchange. He took an active role in monitoring the above listing Companies’ accounting and financial reporting matters and internal control over financial reporting, and was also able to get updates on U.S. GAAP by working with Perfect World’s chief financial officer and its auditors.

1. Organization and Principal Activities, page F-9

42.                               We note your disclosure that the operations of City Rehouse have not been included in the operations of the Group for the entire period. Please clarify for us whether City Rehouse was part of the reorganization transaction, and if so explain to us how you determined it would be appropriate to exclude a portion of City Rehouse’s operations from those of the Group.

The Company respectfully advises the Staff that City Rehouse was part of the reorganization transaction. As disclosed in Note 1 of the financial statements, City Rehouse historically had two lines of businesses: (1) secondary real estate brokerage services, which were provided by City Rehouse in Shanghai, and (2) e-commerce business, which were provided by a number of subsidiaries wholly-owned by City Rehouse. Historically, these two lines of business have been presented separately in the real estate brokerage services and the real estate online services segments, respectively.  As part of the reorganization, the secondary real estate brokerage services have been transferred to entities outside of the Leju Group, and City Rehouse will only be engaged in e-commerce business subsequent to the reorganization. Therefore the historical financial results associated with the secondary real estate brokerage services were not included in the Group’s consolidated financial statements, while the historical financial results of e-commerce business have been included in the consolidated financial statements.

The Company considers the above accounting treatment is accordance with the guidance provided by ASC 505-60-S99-1, which states, in part (emphasis added).

However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by Statement 131.

The secondary brokerage services business and e-commerce business are two different businesses in nature. Secondary brokerage service mainly provides traditional offline agency service to connect property buyers and sellers. E-commerce business sells the discount coupons from its internet portals, which is a service provided via the internet and requires online payment support.  Each of the businesses has their own management teams both at the reporting segment and business line level. In addition, they have each been historically financed separately, have no more than incidental common facilities and costs, and will be operated and financed autonomously after the reorganization, without any material financial commitments, guarantees, or contingent liabilities to each other after the reorganization.  The Company further submits that the accounting records are maintained separately for the secondary brokerage business and e-commerce business within City Rehouse, and have been consistently reflected in different segments, i.e., the real estate brokerage services segment and real estate online services segment of E-House, respectively.

The Company additionally submits that City Rehouse was used as a vehicle to transfer the e-commerce business in order to expedite the legal process of reorganization as the transfer of individual subsidiaries would have been much more time consuming.

The Company further notes that, in a speech at the 2001 AICPA National Conference, SEC staff member Leslie Overton indicated that if the carve-out entity, for example, is a registrant or will undergo an IPO, the carve-out financial statements “should include all relevant activities that have been a part of the history of the business and that can be expected to repeat as the business continues in the future.” Consistent with the Staff’s view, the consolidated financial statements of the Group prepared on a carve-out basis have included all revenues and related costs for the e-commerce, online advertising and listing services, and have excluded all revenues and related costs of other services. Were the historical operations of secondary real estate brokerage services business required to be reflected in the Company’s consolidated financial statements, it would have been reported as discontinued operations in accordance with ASC 205-20 for the historical periods presented, based on the fact that there is discrete financial information available and the business had been disposed of as of December 31, 2013. The Company notes that the impact on consolidated statements of operations would have been net loss from discontinued operations of $524 thousand, $298 thousand, and $534 thousand for 2011, 2012, and 2013, respectively, which would be less than 1% of consolidated net profit for each of the respective years. The total assets and liabilities related to discontinued operations would have been approximately $6 million and $2 million as of December 31, 2012, respectively, which would be less than 1.7% of total assets and 1.1% of total liabilities on the Company’s consolidated balance sheet. There would be no impact on the consolidated balance sheet as of December 31, 2013 as the business was fully disposed of. The Company does not consider such information would be material to the consolidated financial statements.

2. Summary of Principal Accounting Policies, page F-11

(n) Revenue recognition, page F-19

43.                               We note the Group’s e-commerce revenues are principally generated from selling discount coupons to potential property buyers and that revenue is recognized upon obtaining confirmation letters that prove the use of the coupons and when collectability is reasonably assured. Please clarify for us why revenue is not recognized when the discount coupons are sold. In your response, tell us if revenue is recognized gross or net and if the company considers itself acting as an agent or a principal in these transactions citing all relevant accounting literature within your response.

The Company respectfully advises the Staff that the e-commerce revenue is not recognized when the discount coupons are sold, as fees are not deemed fixed or determinable and collectability cannot be reasonably assured given the fact that the discount coupons are refundable. The Company’s policy for discount coupon sales provides the buyers with the right to return the coupons and withdraw the cash from a 3rd-party payment company at any time unless the coupon is redeemed to purchase a property. These coupons become non-refundable when they are used by the buyers to purchase the properties, and the cash will then be released by the 3rd-party payment company to the Company upon receipt of confirmation from the buyers or project developers, at which time the fees become fixed and collectability becomes reasonably assured. Therefore, the revenue recognition criteria are not fully met before confirmation is received and revenue is not recognized until then.

The revenue is recognized on a net basis, which is the actual amount collected by the Company from the buyers. The Company concludes that it acts as an agent of the real estate developers to sell these discount coupons, based on the following analysis of the indicators as provided by ASC 605-45 — Revenue Recognition — Principal Agent Considerations.

•                  The entity is the primary obligor in the arrangement

No. The real estate project developers are the primary obligor in the arrangement to redeem coupons at the coupons’ face value.

•                  The entity has general inventory risk before customer order is placed or upon customer return

Not applicable.

•                  The entity has latitude in establishing price

No. The face value and price of coupon is determined by the real estate developers.

•                  The entity changes the product or performs part of the service

No. The Company sells coupon as directed by the project developer. The services provided by the Company are all directly related to promoting the coupon sales.

•                  The entity has discretion in supplier selection

Not applicable.

•                  The entity is involved in the determination of product or service specifications

No. The Company sells coupon as directed by the project developer.

•                  The entity has physical loss inventory risk after customer order or during shipping

Not applicable.

•                  The entity has credit risk

No, the credit risk is borne by the real estate developers

44.                               Please tell us the total amount of revenue generated from e-commerce services from sources other than the sale of discount coupons. In addition, please tell us why you have not disclosed your revenue recognition policies with respect to these activities.

The Company respectfully advises the Staff that e-commerce revenue from selling discount coupons and online properties auctions in 2012 was US$26.1 million and US$0.6 million, respectively. In 2013, all the Company’s e-commerce revenue was derived from selling discount coupons.

Property viewing and online deposit payments are supporting services provided, free of charge, in connection with the sale of discount coupons and online property auctions.

Given the immaterial amount of online property auctions revenues, the Company decided not to disclose the related revenue recognition policies.

45.                               Please tell us the total amount of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House. We may have further comment after we review your response.

The Company respectfully advises the Staff that the total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House are summarized in the table below:

Year	Revenue earned by E- House in the multiple elements arrangements		Revenue earned by the Company from the multiple elements arrangements		% allocated to the Company
2013	US$	68,603,580	US$	5,556,867	8.10%
2012	US$	70,841,327	US$	8,278,656	11.69%
2011	US$	62,566,546	US$	6,389,565	10.21%

8. Income Taxes, page F-32

46.                               We note your disclosure that undistributed earnings of $27,102,450 at December 31, 2012 are considered to be indefinitely invested. In your amended filing, please disclose the amount of unrecognized deferred tax liabilities for these earnings or include a statement that determination is not practicable. Reference is made to Topic ASC 740-30.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages F-32 and F-33  of the Revised Draft Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

47.                               We note that you have not included the outstanding 120,000,000 ordinary shares held by E-House in this section. Please confirm for us that you have disclosed all recent sales of unregistered securities as required by Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has included the referenced disclosure relating to the 120,000,000 ordinary shares held by E-House on page II-1 of the Revised Draft Registration Statement. The Company confirms that it has disclosed all recent sales of unregistered securities as required by Item 701 of Regulation S-K.

Item 8. Exhibits and Financial Statement Schedules, page II-1

48.                               We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

The Company confirms that it will file all exhibits as soon as possible and that it will file draft copies of the legal and tax opinions on EDGAR as correspondence.

49.                               Please tell us why you included the undertakings in paragraphs 3 and 4. It appears that these undertakings would only apply to an offering under Rule 415 of the Securities Act.

The Company has noted the Staff’s comment and has removed the referenced undertakings from the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

Z. Julie Gao

Enclosures

cc:                    Xin Zhou, Chairman, Leju Holdings Limited

Weijie Ma, Acting Chief Financial Officer, Leju Holdings Limited

Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP

Annex A

(In response to the Staff’s Comment 2)

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
1.	The statement “Real estate investment increased from RMB3.1 trillion in 2008 to RMB7.2 trillion in 2012, representing a compound annual growth rate, or CAGR, of approximately 18.4%.”	Please see Supporting Document 1. Sources are from the National Bureau of Statistics of China website http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 5-2 Total Investment in Fixed Assets in the Whole Country and Total Investment in Residential Buildings in the Whole Country)	99

2.	The statement “China has one of the fastest growing economies in the world, with CAGR of nominal gross domestic product, or GDP of 13.4% from 2008 to 2012, reaching approximately RMB51.9 trillion for 2012.” The table with data of “China GDP (in billions of RMB)” and “China GDP per capita (RMB).	Please see Supporting Document 2. Sources are from the National Bureau of Statistics of China website http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 2-1 Gross Domestic Product)	99

3.	The statement “According to the National Bureau of Statistics of China, China’s total urban population increased from 542.8 million in 2004 to 711.8 million in 2012, and China’s urban population as a percentage of the total population increased from 41.8% in 2004 to 52.6% in 2012.”	Please see Supporting Document 3. Sources are from the National Bureau of Statistics of China website http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 3-1 Population and Its Composition)	99

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
	The table with data of “Urban population (in millions),” “Total population (in millions)” and “Urbanization rate (%).”

4.	The statement “Per capita annual disposable income of urban households in China increased from RMB9,422 in 2004 to RMB24,565 in 2012, representing a CAGR of 12.7%.” The table with data of “Per capita disposal income of urban households (RMB).”	Please see Supporting Document 4. Sources are from the National Bureau of Statistics of China website http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 11-2 Per Capita Annual Income and Engel’s Coefficient of Urban and Rural Households)	99

5.

The statement “According to the National Bureau of Statistics of China, the total gross floor area, or GFA, of residential properties sold in China grew from 593 million sq.m. in 2008 to 985 million sq.m. in 2012, representing a CAGR of 13.5%.”

The table with data of “Total GFA of all properties sold (million sq.m.),” “Total GFA of residential properties sold (million sq.m.),” “Number of primary residential units sold (in thousands)” and “Average price of residential properties (RMB/sq.m.).”

Please see Supporting Document 5.

Sources are from the National Bureau of Statistics of China website

http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm

(2012 data: 5-34 Floor Space of Commercialized Buildings Sold by Use)

http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm

(2012 data: 5-40 Number of Flats of Residential Buildings Completed and Sold by Enterprises for Real Estate Development)

			99, 100

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
		http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 5-36 Average Selling Price of Commercialized Buildings by Use)

6.	The statement “According to the China Statistical Yearbook, urban households in China spent on average RMB692 per annum in 2008 and RMB1,116 per annum in 2012 on household facilities and services, representing a CAGR of 12.7%.”	Please see Supporting Document 6. Sources are available from the National Bureau of Statistics of China website http://www.stats.gov.cn/tjsj/ndsj/2009/indexeh.htm (2008 data: 9-16 Per Capita Annual Consumption Expenditure of Urban Households by Region (2008)) http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 data: 11-15 Per Capita Annual Cash Consumption Expenditure of Urban Households by Region (2012))	100

7.	The statement “According to Euromonitor International, total market revenues from the home improvement industry in China grew from RMB189.9 billion in 2008 to RMB310.6 billion in 2012, representing a CAGR of 13.1%.”	Please see Supporting Document 7. Sources are from Euromonitor International— Home Improvement in China	100

8.	The statement “According to Euromonitor International, the number of internet users in China grew from approximately 299 million as of December 31, 2008 to approximately 570 million as of December	Please see Supporting Document 8. Sources are from Euromonitor International.	100, 101

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1

31, 2012, representing a CAGR of 17.5%, and the internet penetration rate increased from 22.6% as of December 31, 2008 to 42.3% as of December 31, 2012. Although China has the largest number of internet users in the world, China’s internet penetration is still relatively low compared to developed countries such as the United States and Japan, which had penetration rates of 81.0% and 79.1%, respectively, as of December 31, 2012.”

The table with data of “Number of Internet users in China (in millions),” “Internet penetration rates in China (%),” “Internet penetration rates in the United States “%” and “Internet penetration rates in Japan (%).”

9.	The statement “According to iResearch, China’s online advertising market increased from RMB17 billion in 2008 to RMB75 billion in 2012, representing a CAGR of 45.1%.” The table with data of “Online advertising revenues in China (in billions of RMB).”	Please see Supporting Document 9. Sources are from iResearch Annual Report for China Online Advertising Sector (2012-2013), page 24.	101

10.

The statement “According to iResearch, online advertising spending in China related to the real estate industry grew from approximately RMB0.8 billion in 2009 to RMB3.0 billion in 2012, representing a CAGR of 53.6%.”

		Please see Supporting Document 10. Sources are from iResearch Annual Report for China Online Advertising Sector (2012-2013), page 79.	101, 102

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
	The table with data of “Real estate online advertising spending in China (in billions of RMB).”

11.	The statement “According to iResearch, approximately 86.3% of total online real estate advertising spending in China in 2012 was attributable to real estate websites, 10.6% was attributable to portal advertising and 3.1% was attributable to other forms of online advertising.”	Please see Supporting Document 11. Sources are from iResearch Annual Report for China Online Advertising Sector (2012-2013), page 80.	102

12.

The statement “According to iResearch, online retail gross merchandise value, or GMV, reached RMB1.3 trillion in 2012 having grown from RMB0.5 trillion in 2010, representing a CAGR of 68.2%. The growing population of paying users and greater spending per paying user in China is expected to drive growth in the e-commerce sector in China from RMB1.9 trillion in 2013 to RMB3.6 trillion in 2016, representing a projected CAGR of 24.8%, according to iResearch.”

The table with data of “Total online retail GMV in China (in billions of RMB)” and “Total online retail GMV in China as percentage of total consumer spending in China (%).”

		Please see Supporting Document 12. Sources are from iResearch China Ecommerce Online Marketing Advertising Report (2012-2013), page 14	102

13.	The statement “According to iResearch, the number of mobile internet users in China is expected to grow to 722.8 million as of December 31, 2016 from 420.0 million as of December 31, 2012, representing a CAGR of 14.5%.”	Please see Supporting Document 13. Sources are from iResearch China Online Classified Information Service Market Research Report (2013), pages 20 and 24	103

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
The table with data of “Mobile Internet population in China (million)” and “Mobile Internet penetration in China (as % of total Internet users).”

14.	The statement “According to eMarketer, as of December 31, 2012, China had approximately 382.4 million smartphone users, representing 39.0% of total mobile phone users globally. It is estimated that the smartphone penetration rate will increase to 47.0% in 2016, according to eMarketer.” The table with data of “Smartphone population in China (million)” and “Smartphone penetration in China (as % of total mobile phone users).”	Please see Supporting Document 14. Sources are eMarket Report — China’s Mobile Market (June 2012), page 2, and eMarket 2013 Forecast and Comparative Estimates-Worldwide Mobile Phone Users (July 2013), pages 7 and 8	103

15.

The statement “According to iResearch, mobile e-commerce gross merchandise value, or GMV, in China grew to $10.0 billion in 2012, and is expected to reach $118.2 billion in 2016, representing a CAGR of 85.3% from 2012.”

The table with data of “Mobile e-commerce GMV in China (in billions of $).”

		Please see Supporting Document 15. Sources are from iResearch Annual Research Report for China Mobile Internet Sector-Brief Version (2012-2013), page 14	103, 104

16.

The statement “While, according to IDC, mobile app and software download revenues in China has reached $615.0 million in 2012 from $94.0 million in 2010, and is expected to grow to approximately $3.2 billion in 2016.”

The table with data of “Spending on mobile app and

		Please see Supporting Document 16. Sources are from IDC Report.	103, 104

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
	software download in China (in millions of $).”

17.	The Statement “Pocket Leju is China’s first mobile online real estate e-commerce platform.”	Please see Supporting Document 17. Sources are from publicly available information on Apple’s APP Store.	108